May 5, 2009

Mr. Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Popular, Inc. (File No. 0-13818)
            Comment Letter dated April 23, 2009

Dear Mr. Pande:

On behalf of Popular, Inc. we hereby request until May 15, 2009 to reply to the above referenced comment letter.

If you have any questions regarding the above request, please do not hesitate to contact the undersigned at 787-763-3258.

Very truly yours,

/s/Ileana Gonzalez

Ileana Gonzalez
Senior Vice President and
Corporate Comptroller

c: Edwin Adames, Senior Staff Accountant